Exhibit 99.1

XPENG Announces Vehicle Delivery Results for September and Third Quarter 2023

•	15,310 vehicles delivered in September 2023, a 12% increase month-over-month

•	Total deliveries in Q3 2023 exceeded 40,000 units

GUANGZHOU, China — Oct. 1, 2023 — XPeng Inc. (“XPENG” or the “Company,” NYSE: XPEV and HKEX: 9868), a leading Chinese smart electric vehicle (“Smart EV”) company, today announced its vehicle delivery results for September and the third quarter of 2023.

In September 2023, XPENG recorded monthly deliveries of 15,310 Smart EVs, representing a 12% increase over the prior month and an 81% increase year-over-year, underscoring XPENG’s strong growth trajectory for eight consecutive months.

XPENG G6 deliveries reached 8,132 units in September, which brought cumulative G6 deliveries to 19,381 units. Total Smart EV deliveries for the third quarter of 2023 reached 40,008 units, a quarter-over-quarter increase of 72%. Thus far, XPENG G6’s production capacity has expanded significantly, accelerating the model’s deliveries.

Following its debut at 2023 IAA Mobility in early September, XPENG began expediting its international expansion plans. At the end of September 2023, XPENG kicked off the first batch of customer deliveries of the XPENG G9 in four European countries - Norway, Sweden, the Netherlands and Denmark.

About XPENG

XPENG is a leading Chinese Smart EV company that designs, develops, manufactures, and markets smart EVs that appeal to the large and growing base of technology-savvy middle-class consumers. Its mission is to drive Smart EV transformation with technology, shaping the mobility experience of the future. In order to optimize its customers’ mobility experience, XPENG develops in-house its full-stack advanced driver-assistance system technology and in-car intelligent operating system, as well as core vehicle systems including powertrain and the electrical/electronic architecture. XPENG is headquartered in Guangzhou, China, with main offices in Beijing, Shanghai, Silicon Valley, San Diego and Amsterdam. The Company’s Smart EVs are mainly manufactured at its plants in Zhaoqing and Guangzhou, Guangdong province. For more information, please visit https://heyXPENG.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about XPENG’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: XPENG’s goals and strategies; XPENG’s expansion plans; XPENG’s future business development, financial condition and results of operations; the trends in, and size of, China’s EV market; XPENG’s expectations regarding demand for, and market acceptance of, its products and services; XPENG’s expectations regarding its relationships with customers, contract manufacturers, suppliers, third-party service providers, strategic partners and other stakeholders; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in XPENG’s filings with the SEC. All information provided in this press release is as of the date of this press release, and XPENG does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts:

For Investor Enquiries:

IR Department

XPeng Inc.

Email: ir@xiaopeng.com

Jenny Cai

Piacente Financial Communications

Tel: +1 212 481 2050 / +86 10 6508 0677

Email: xpeng@tpg-ir.com

For Media Enquiries:

PR Department

XPeng Inc.

Email: pr@xiaopeng.com

Source: XPeng Inc.